Toolbox LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	207,131.14
Total Income	**$207,131.14**
Cost of Goods Sold	
Subcontractors - COS	41,428.90
Supplies & Materials - COGS	6,655.68
Total Cost of Goods Sold	**$48,084.58**
GROSS PROFIT	**$159,046.56**
Expenses	
Advertising	2,087.34
Auto Mobile	0.00
Auto Repair	2,002.21
Fuel	93.97
Total Auto Mobile	**2,096.18**
Bank Charges	4,640.87
Cleaning	2,200.00
Dues & Subscriptions	64.95
Equipment Lease	11,198.13
EVENTS	19,869.19
Insurance	0.00
Health Insurance	1,126.36
Liability Insurance	1,894.02
Life Insurance	3,220.36
Total Insurance	**6,240.74**
Legal & Professional Fees	3,421.54
Meals-Business	207.48
Merchant Fees	3,115.19
Office Expenses	0.00
Computer Software and Equipment	9,369.34
Total Office Expenses	**9,369.34**
PILATES ISTRUC	1,590.00
Rent or Lease	47,816.17
Repair & Maintenance	13,800.81
Shipping and delivery expense	217.99
Storage Space	644.00
Supplies	2,324.09
Taxes & Licenses	3,618.70

Toolbox LLC

Profit and Loss
January - December 2020

	TOTAL
Travel	0.00
Parking	1,879.05
Uber	111.45
Vehicle Rental	192.40
Total Travel	**2,182.90**
Utilities	0.00
Alarm & Security	718.99
Electric	2,975.72
Gas Services	700.00
Internet & Cable	3,951.25
Telephone	5,171.13
Total Utilities	**13,517.09**
Total Expenses	**$150,222.70**
NET OPERATING INCOME	**$8,823.86**
Other Income	
Interest Earned	5.83
Total Other Income	**$5.83**
Other Expenses	
Depreciation Expense	6,000.00
Total Other Expenses	**$6,000.00**
NET OTHER INCOME	**$ -5,994.17**
NET INCOME	**$2,829.69**

Toolbox LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking	161.29
Checking-National Capital Bank of Washington	9,401.29
National Capital 1003	15,546.66
Savings-National Capital Bank of Washington	4,048.33
Total Bank Accounts	**$29,157.57**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	494.68
Zeleno Loan-Intercompany	80,000.00
Total Other Current Assets	**$80,494.68**
Total Current Assets	**$109,652.25**
Fixed Assets	
Accumulated Depreciation	-21,650.00
CoreAlign Ladder	8,000.00
Pilates Mats	1,000.00
Pilates Reformers	60,000.00
Total Fixed Assets	**$47,350.00**
TOTAL ASSETS	**$157,002.25**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex 3009	28,150.28
Bank of America CC	0.00
Business Platinum Card-93009	14,462.09
Personal CC	15,919.36
Total Credit Cards	**$58,531.73**
Other Current Liabilities	
Fundation Loan	78,839.82
Light Stream Loan	0.00
Total Other Current Liabilities	**$78,839.82**
Total Current Liabilities	**$137,371.55**
Total Liabilities	**$137,371.55**
Equity	
Opening Balance Equity	-352,221.98
Owners Pay and Personal Expenses	-208,301.74
Retained Earnings	577,324.73
Net Income	2,829.69
Total Equity	**$19,630.70**
TOTAL LIABILITIES AND EQUITY	**$157,002.25**

Toolbox LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	2,829.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	-438.65
Zeleno Loan-Intercompany	-80,000.00
Accumulated Depreciation	6,000.00
Amex 3009	28,150.28
Business Platinum Card-93009	14,462.09
Fundation Loan	78,839.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**47,013.54**
Net cash provided by operating activities	**$49,843.23**
FINANCING ACTIVITIES	
Opening Balance Equity	-18,508.30
Owners Pay and Personal Expenses	-31,288.99
Retained Earnings	-1,868.65
Net cash provided by financing activities	**$ -51,665.94**
NET CASH INCREASE FOR PERIOD	$ -1,822.71
Cash at beginning of period	30,980.28
CASH AT END OF PERIOD	$29,157.57